Your **Vote** Counts!

BRILLIANT EARTH GROUP, INC.

2026 Annual Meeting
Vote by June 16, 2026
11:59 PM Eastern Time



BRILLIANT EARTH GROUP, INC.
300 GRANT AVENUE, THIRD FLOOR
SAN FRANCISCO, CA 94108

V83697-P46166

You invested in BRILLIANT EARTH GROUP, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on June 17, 2026.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 3, 2026. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.



For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number



Vote Virtually at the Meeting*
June 17, 2026
9:00 a.m. Pacific Time

Virtually at:
www.virtualshareholdermeeting.com/BRLT2026

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of Class II Directors to serve until the 2029 Annual Meeting of Stockholders, and until their respective successors have been duly elected and qualified: **Nominees:** 01) Eric Grossberg 02) Attica A. Jaques 03) Gavin M. Turner	✔ **For**
2. Ratification of the appointment of BDO USA, P.C. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.	✔ **For**
NOTE: Such other business as may properly come before the meeting or any continuation, postponement or adjournment thereof.	

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".

V83698-P46166